SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Nevada Gold & Casinos, Inc.

(Name of Issuer)

Common Stock, $0.12 Par Value Per Share

(Title of Class of Securities)

64126Q206

(CUSIP Number of Class of Securities)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  RULE 13d-1(b)
☒  RULE 13d-1(c)
☐  RULE 13d-1(d)

CUSIP NO. 64126Q206

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P.

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b)☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED	209,195 Shares
BY EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
209,195 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person :
209,195 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.6%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 64126Q206

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P. I

2) Check the Appropriate Box If a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED	248,889 Shares
BY EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
248,889 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
248,889 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.9%

12) Type of Reporting Person: PN

CUSIP NO. 64126Q206

1) Name of Reporting Person

Wynnefield Small Cap Value Offshore Fund, Ltd.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED BY	157,104 Shares
EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
157,104 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
157,104 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.2%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 64126Q206

1) Name of Reporting Person

Wynnefield Capital Management, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: New York

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED BY	458,084 (1)
EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
458,084 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
458,084 Shares (1)

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
3.6% (1)

12) Type of Reporting Person: OO (Limited Liability Company)

(1)  Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 64126Q206

1) Name of Reporting Person

Wynnefield Capital, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED BY	157,104 Shares (1)
EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
157,104 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
157,104 Shares (1)

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.2% (1)

12) Type of Reporting Person (See Instructions) CO

(1)  Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 64126Q206

1) Name of Reporting Person

Wynnefield Capital, Inc. Profit Sharing Plan

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED	9,200 Shares
BY EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
9,200 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person :
9,200 Shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
0.1%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 64126Q206

1) Name of Reporting Person

Nelson Obus

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: United States

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED	624,388 Shares (1)
BY EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
624,388 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person :
624,388 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
4.9% (1)

12) Type of Reporting Person (See Instructions) IN

(1)  Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P. and Wynnefield Capital, Inc. Profit Sharing Plan, because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), the general partner of Channel Partnership II, L.P. and the portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan.  The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 64126Q206

1) Name of Reporting Person

Joshua Landes

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: United States

NUMBER OF SHARES	5) Sole Voting Power:
BENEFICIALLY OWNED	615,188 Shares (1)
BY EACH REPORTING
PERSON WITH
6) Shared Voting Power

7) Sole Dispositive Power:
615,188 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned By Each Reporting Person :
615,188 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
4.8% (1)

12) Type of Reporting Person (See Instructions) IN

(1)  Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.). The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

ITEM 1(a).  Name of Issuer:
Nevada Gold & Casinos, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

3040 Post Oak Blvd., Suite 675, Houston, Texas 77056

ITEM 2(a).  Names of Persons Filing:

Wynnefield Partners Small Cap Value, L.P. ("Partners")

Wynnefield Partners Small Cap Value, L.P. I ("Partners I")

Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")

Wynnefield Capital Management, LLC ("WCM")

Wynnefield Capital, Inc. ("WCI")

Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan")

Nelson Obus (“Mr. Obus”)

Joshua Landes (“Mr. Landes”)

ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:

450 Seventh Avenue, Suite 509, New York, New York 10123

ITEM 2(c).  Citizenship:

Partners and  Partners I  are Delaware Limited Partnerships.

Fund is a Cayman Islands Company.

WCM is a New York Limited Liability Company

WCI is a Delaware Corporation

The Plan is a Delaware corporation.

Mr. Obus is an individual

Mr. Landes is an individual

ITEM 2(d).  Title of Class of Securities:

Common Stock, $0.12 Par Value Per Share

ITEM 2(e).  CUSIP Number:             64126Q206

ITEM 3.     If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.     Ownership:

(a) Amount beneficially owned by all reporting persons:  624,388 Shares

(b) Percent of class:  4.9% of Common Stock

(c) Number of shares as to which the reporting persons have:
(i)   sole power to vote or to direct the vote:
624,388 Shares
(ii)  shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition:
624,388 Shares
(iv)  shared power to dispose or to direct the disposition

ITEM 5.  Ownership of five percent or less of a class.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.  Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.  Identification and classification of members of the group.

None of the reporting persons who have filed this schedule is a person, as defined in Rule13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.

ITEM 9.  Notice of dissolution of group.

Not applicable.

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated:   February 11, 2011

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN, INC.

By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Nelson Obus, Individually